Sykes Enterprises, Incorporated
400 North Ashley Drive
Tampa, FL 33602
December 31, 2009
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Katherine Wray, Mail Stop 4561

Re:	Sykes Enterprises, Incorporated Amendment No. 2 to Registration Statement on Form S-4 Filed December 31, 2009 File Number 333-162729
Dear Ms. Wray:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sykes Enterprises, Incorporated (“Sykes”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4/A (File No. 333-162729) to 8:30 a.m. Eastern Time, on Monday, January 4, 2009, or as soon as possible thereafter.
     In connection with the foregoing request for acceleration of effectiveness, Sykes hereby acknowledges the following:
     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Sykes from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     Sykes may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Paul R. Lynch, Shumaker, Loop & Kendrick, LLP, at (813) 227-2251 with any questions you may have concerning this request. In addition, please notify Mr. Lynch when this request for acceleration has been granted.

Sykes Enterprises, Incorporated
By:	/s/ James T. Holder
Senior Vice President and General Counsel